

03013713

STATES
:HANGE COMMISSION
..........un, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/02   AND ENDING   12/31/02
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
PCS Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No. **MAR ᴢ ᴅ 2003**

1735 Market Street, 3200 Mellon Center
(No. and Street)   **THOMSON**
         FINANCIAL

Philadelphia   PA   19103-7595
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard P. Shappell   (215) 575-7103
                                               (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road   Abington   PA   19001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 3 2003
WASH. D.C. 160 SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard P. Shappell _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
PCS Distributors, LLC _____ , as of
December 31 _____ , 2002, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer _____
Title

_____
Notary Public

Rose Marie Walsh
Commissioner of Deeds
Commonwealth of Pennsylvania
My Commission Expires Jan. 3, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

*A SIPC Supplemental Report is not required because PCS Distributors, LLC has certified that it can claim exclusion from membership due to the nature of its business activities.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001

(215) 884-8460
FAX (215) 884-8686

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

PCS Distributors, LLC
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of PCS Distributors, LLC as of December 31, 2002, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCS Distributors, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 18, 2003

Certified Public Accountants

3


PCS Distributors, LLC
Statement of Financial Condition
December 31, 2002


ASSETS

Cash and cash equivalents (Note 2)	$	11,526
Prepaid expenses and deposits		1,017
Total assets	$	12,543

LIABILITIES AND MEMBER'S EQUITY

Commitments and contingent liabilities

Member's equity		12,543
Total member's equity	$	12,543
Total liabilities and member's equity	$	12,543


The accompanying notes are an integral part of these financial statements.


PCS Distributors, LLC
Statement of Income
For the Year Ended December 31, 2002

REVENUE

Commissions and 12b-1 Fees	$	103,657
Interest		122
Total revenue		103,779

EXPENSES

Regulatory fees and expenses	1,407
Other	191
Total expenses	1,598
Income before income taxes	102,181
Provision for income taxes (Note 2)	-
Net income	$ 102,181

The accompanying notes are an integral part of these financial statements.

PCS Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2002

Balance at January 1, 2002	$	12,304
Member's contributions		-
Member's distributions		(101,942)
Net income for the year		102,181
Balance at December 31, 2002	$	12,543

The accompanying notes are an integral part of these financial statements.

PCS Distributors, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2002

Subordinated borrowings at January 1, 2002	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2002	$	-

The accompanying notes are an integral part of these financial statements.

PCS Distributors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:

Net income	$	102,181
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Prepaid expenses and deposits		267
Net cash provided by operating activities		102,448

Cash flows from investing activities:

Member's distributions		(101,942)
Net cash expended in investing activities		(101,942)
Net increase in cash		506
Cash at beginning of year		11,020
Cash at end of year	$	11,526

Supplemental disclosures of cash flow information
Cash paid during the year for:

Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

PCS Distributors, LLC
Notes to Financial Statements
December 31, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

PCS Distributors, LLC ("the Company") is an introducing broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Pennsylvania Limited Liability Company and a wholly-owned subsidiary of Professional Capital Services, LLC (the "Parent"). The Company operates pursuant to SEC Rule 15C3-3 (k)(2)(i) (The Customer Protection Rule) and does not hold customer funds or safekeep customer securities. The Company offers mutual funds and variable annuities through defined contribution plans, public charities (donor advised funds), individual retirement accounts and non-qualified deferred compensation and executive compensation plans. The Company received NASD Membership and permission to operate in January 2001. The Company, like other securities firms, is directly affected by general economic and market conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements include only those assets, liabilities and results of operations that relate to PCS Distributors, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to its Parent.

Revenues and Expenses – Income from dealer concessions or commissions and 12b-1 fees from mutual funds are recorded when received. Expenses are recognized on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash and Cash Equivalents – Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Income Taxes – No provision has been made for federal and state income taxes since such taxes are individually paid for by the members of the Parent.

3. RELATED PARTY TRANSACTIONS

The Company has entered into a Funding Agreement (the "Agreement") with its Parent. To the extent not funded from the net cash flow of the Company, the Parent has agreed to fund all of the ordinary operating costs and expenses of the Company.

3.   RELATED PARTY TRANSACTIONS (Continued)

It is the intent of the Parent to withdraw the net income of the Company on an ongoing basis. The Parent does not intend to impact the Company's net capital by these future withdrawals.

4.   NET CAPITAL

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and net capital requirements of $11,526 and $5,000, respectively. At December 31, 2002, the Company's net capital ratio was 0 to 1.

PCS Distributor, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2002

COMPUTATION OF NET CAPITAL

Total member's equity	$	12,543
Deduct member's equity not allowable for Net Capital:		-
Total member's equity qualified for Net Capital		12,543
Deductions and/or charges:		
Non-allowable assets:		
Deposits		1,017
Total non-allowable assets		1,017
Net Capital	$	11,526

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	$	0
Percentage of aggregate indebtedness to Net Capital		0%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

PCS Distributors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $0)	$	0
Minimum dollar Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	6,526
Excess Net Capital at 1000%	$	11,526

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

PCS Distributors, LLC
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001

(215) 884-8460
FAX (215) 884-8686

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
PCS Distributors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of PCS Distributors, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 18, 2003

Certified Public Accountants

15

PCS Distributors, LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2002

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